Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: dMY Technology Group, Inc. III

Subject Company: dMY Technology Group, Inc. III

Filer’s Commission File Number: 1-39694

Date: March 8, 2021

https://www.wsj.com/articles/quantum-computing-startup-ionq-plans-public-debut-in-2-billion-spac-merger-11615201201

CIO JOURNAL

Quantum-Computing Startup IonQ Plans Public Debut in $2 Billion SPAC Merger

IonQ is competing against several big tech companies set on commercializing the technology

Peter Chapman, chief executive of IonQ.

PHOTO: COURTESY IONQ

By Sara Castellanos

March 8, 2021 6:00 am ET

Quantum -computing startup IonQ Inc. plans to merge with blank-check firm dMY Technology Group Inc. III, which would make it the first publicly traded company specifically focused on commercializing quantum-computing hardware and software.

College Park, Md.-based IonQ on Monday said it intends to file paperwork in about a week with the Securities and Exchange Commission to go public on the New York Stock Exchange through a special-purpose acquisition company deal valuing the combined entity at about $2 billion. The deal will need approval from the SEC and SPAC shareholders.

“It is kind of a groundbreaking moment in history,” said Peter Chapman, chief executive of IonQ and formerly director of engineering for Amazon. com Inc.’s Amazon Prime business.

IonQ is competing against several companies, such as International Business Machines Corp. , Microsoft Corp. , Alphabet Inc.’s Google and D-Wave Systems Inc., trying to commercialize quantum computing using various technological approaches. No scalable, commercial-grade quantum computer has been built yet.

A prototype chip package that uses the same technology as IonQ’s existing systems and will be integrated into a quantum-computing device about the size of an Xbox game console.

PHOTO: IONQ INC.

“The race for quantum computing is real,” said Matthew Brisse, research vice president at tech research firm Gartner Inc. “We’re seeing quantum [computing] come out of the labs and get into the digital economy.”

By 2023, 20% of global organizations, including governments and companies, are expected to budget for quantum-computing projects, up from less than 1% in 2018, according to Gartner.

SPACs are an increasingly popular source of financing for companies, including those with little to no revenue looking to go public. Since the start of last year, investors have poured more than $130 billion into SPACs, The Wall Street Journal reported Feb. 26.

If the deal goes through, IonQ will have raised $734 million in funding since its founding in 2015, including $300 million through its planned merger with dMY Technology III and another $350 million in private investment funding from Hyundai Motor Co. ; Breakthrough Energy Ventures, an investment organization led by Bill Gates and focused on mitigating the effects of climate change; and others. The company also has raised $84 million in venture-capital funding.

Quantum computers aim to harness the power of quantum physics to sort through a vast number of possibilities within a fraction of a second to come up with a probable solution. The technology could speed up calculations related to finance, drug and materials discovery, artificial intelligence and others, and crack many of the defenses used to secure the internet.

The money raised from the transaction will be used to help IonQ manufacture a quantum- computing machine that works at room temperature and is about the size of an Xbox videogame console, Mr. Chapman said. That would be significantly smaller than early- stage machines on the market today, without requiring the supercooling necessary to achieve quantum mechanical effects.

IonQ expects the device to be completed in 2023.

IonQ’s technological approach involves commercializing university lab research on trapped ions, which naturally exhibit the quantum mechanical effects needed for the machines to work, Mr. Chapman said.

The company has given about 20 million software developers access to its current early- stage quantum-computing device through partnerships with cloud-computing service providers Amazon Web Services and Microsoft. It expects to generate more than $1 million in revenue this year, Mr. Chapman said.

Blank-check company dMY was established last year and is co-headed by Niccolo de Masi, formerly chief executive of videogame company Glu Mobile Inc., which is being acquired by Electronic Arts Inc.

He called it a no-brainer to work with IonQ, in part because of the talent the company has been able to attract.

IonQ, which has about 60 employees, recently hired Dave Bacon as vice president of software. He formerly led Google’s quantum-computing software team.

About IonQ, Inc.

IonQ, Inc. is the leader in quantum computing, with a proven track record of innovation and deployment. IonQ’s 32 qubit quantum computer is the world’s most powerful quantum computer, and IonQ has defined what it believes is the best path forward to scale. IonQ is the only company with its quantum systems available through both the Amazon Braket and Microsoft Azure clouds, as well as through direct API access. IonQ was founded in 2015 by Chris Monroe and Jungsang Kim based on 25 years of pioneering research at the University of Maryland and Duke University. To learn more, visit www.IonQ.com.

About dMY Technology Group, Inc. III

dMY III is a special purpose acquisition company formed by dMY III Technology Group, Harry L. You and Niccolo de Masi for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or assets.

Important Information About the Proposed Transaction and Where to Find It

This communication may be deemed solicitation material in respect of the proposed business combination between dMY III and IonQ (the “Business Combination”). The Business Combination will be submitted to the stockholders of dMY III and IonQ for their approval. In connection with the vote of dMY’s stockholders, dMY III Technology Group, Inc. III intends to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a proxy statement/prospectus. This communication does not contain all the information that should be considered concerning the proposed Business Combination and the other matters to be voted upon at the special meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. dMY III’s stockholders and other interested parties are urged to read, when available, the preliminary proxy statement, the amendments thereto, the definitive proxy statement and any other relevant documents that are filed or furnished or will be filed or will be furnished with the SEC carefully and in their entirety in connection with dMY III’s solicitation of proxies for the special meeting to be held to approve the Business Combination and other related matters, as these materials will contain important information about IonQ and dMY III and the proposed Business Combination. Promptly after the registration statement is declared effective by the SEC, dMY will mail the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the transaction. Such stockholders will also be able to obtain copies of these materials, without charge, once available, at the SEC’s website at http://www.sec.gov, at the Company’s website at https://www.dmytechnology.com/ or by written request to dMY Technology Group, Inc. III, 11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA 90025.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be made directly in this communication. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” and other similar expressions are intended to identify forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of dMY’s securities; (ii) the risk that the transaction may not be completed by dMY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by dMY; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the stockholders of dMY, the satisfaction of the minimum trust account amount following any redemptions by dMY’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the inability to complete the PIPE transaction; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (vii) the effect of the announcement or pendency of the transaction on IonQ’s business relationships, operating results and business generally; (viii) risks that the proposed transaction disrupts current plans and operations of IonQ; (ix) the outcome of any legal proceedings that may be instituted against IonQ or against dMY related to the merger agreement or the proposed transaction; (x) the ability to maintain the listing of dMY’s securities on a national securities exchange; (xi) changes in the competitive industries in which IonQ operates, variations in operating performance across competitors, changes in laws and regulations affecting IonQ’s business and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xiii) the risk of downturns in the market and the technology industry including, but not limited to, as a result of the COVID-19 pandemic; and (xiv) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4, when available, and other documents filed by dMY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and dMY and IonQ assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither dMY nor IonQ gives any assurance that either dMY or IonQ, or the combined company, will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets or the business described herein or a commitment to the Company or the IonQ with respect to any of the foregoing, and this Current Report shall not form the basis of any contract, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

dMY III and IonQ, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of dMY III’s stockholders in respect of the Business Combination. Information about the directors and executive officers of dMY III is set forth in the Company’s Form dMY III’s filings with the SEC. Information about the directors and executive officers of IonQ and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the Business Combination when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to dMY III’s stockholders in connection with the proposed Business Combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.